Goodwin Procter LLP 601 Marshall Street Redwood City, CA 94063 goodwinlaw.com +1 650 752 3100
CONFIDENTIAL TREATMENT REQUESTED BY THREDUP INC.
CERTAIN PORTIONS OF THIS LETTER AS FILED VIA EDGAR HAVE BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED PURSUANT TO 17 CFR 200.83 WITH RESPECT TO THE OMITTED PORTIONS. OMITTED INFORMATION HAS BEEN REPLACED IN THIS LETTER AS FILED VIA EDGAR WITH A PLACEHOLDER IDENTIFIED BY THE MARK “[****].” THE OMITTED PORTIONS ARE BRACKETED IN THE UNREDACTED PAPER SUBMISSION FOR EASE OF IDENTIFICATION.
March 11, 2021
Via EDGAR and Email
U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Information Technologies and Services
100 F Street, N.E.
Washington, D.C. 20549
Attention:             Katherine Bradley
Blaise Rhodes
Theresa Brillant
Lilyanna Peyser
Re:        ThredUp Inc.
Registration Statement on Form S-1
File No. 333-253834
Ladies and Gentlemen:
On behalf of our client, ThredUp Inc. (“thredUP” or the “Company”), we submit this supplemental letter to assist the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its review of the Company’s Registration Statement on Form S-1 (File No. 333-253834) (the “Registration Statement”).
Because of the commercially sensitive nature of information contained herein, this submission is accompanied by the Company’s request for confidential treatment for selected portions of this letter. The Company has filed a separate letter with the Office of Freedom of Information and Privacy Act Operations in connection with the confidential treatment request, pursuant to Rule 83 of the Commission’s Rules on Information and Requests, 17 C.F.R. § 200.83. For the Staff’s reference, we have enclosed a copy of the Company’s letter to the Office of Freedom of Information and Privacy Act Operations, as well as a copy of this correspondence, marked to show the portions redacted from the version filed via EDGAR and for which the Company is requesting confidential treatment.
Prior to the completion of the Company’s initial public offering (the “IPO”), the Company intends to file an amended and restated certificate of incorporation that will effect the reclassification of its existing common stock into Class B common stock (the “Reclassification”) and create Class A common stock, which will be the listed class, and all information presented in this supplemental letter has been adjusted to reflect such Reclassification as if it had already occurred prior to the date hereof.

Securities and Exchange Commission March 11, 2021 Page 2	CONFIDENTIAL TREATMENT REQUESTED BY THREDUP INC.
The Company supplementally advises the Staff that on March 8, 2021, representatives of Goldman Sachs & Co. LLC, Morgan Stanley & Co. LLC and Barclays Capital Inc., the lead underwriters (the “Lead Underwriters”) for the IPO, on behalf of the underwriters, advised the Company that, based on then-current market conditions, they anticipated that the underwriters would recommend to the Company a preliminary price range of $[****]1 to $[****]2 per share (the “Preliminary Price Range”), resulting in a midpoint of the Preliminary Price Range of $[****]3 per share (the “Preliminary Midpoint Price”).
The Company further advises the Staff that the Preliminary Price Range represents the Company’s belief of what the indicative price range to be disclosed in the preliminary prospectus may be, but that the actual indicative price range to be included in the preliminary prospectus will not be determined until the Company completes a valuation process with the underwriters and will be narrower than the Preliminary Price Range. This valuation process is expected to occur shortly before the printing and filing of the preliminary prospectus for the commencement of the roadshow for the IPO. Therefore, the Preliminary Price Range is subject to further change, which may result from various factors, including then-current market conditions and subsequent business, market, and other developments affecting the Company. The indicative price range to be included in the preliminary prospectus, when determined, will be included in an amendment to the Registration Statement prior to the distribution of any preliminary prospectuses to potential investors.
This letter provides a discussion of the Company’s approach to option pricing and fair value determinations with respect to the option grants made by the Company’s board of directors (the “Board”) or compensation committee of the Board for the preceding twelve months through the date of this letter.
Equity Award Issuances by the Company in the Preceding Twelve Months
Information regarding grants of stock options to the Company’s directors, employees, contractors and consultants in the preceding twelve months is summarized in the following tables:
Stock Options

Grant Date	Number of Shares Underlying Options Granted	Exercise Price Per Share	Common Stock Fair Value for Financial Reporting Purposes
May 4, 2020	655,000	$2.05	$2.13
May 26, 2020	13,297,076[4]	$2.05	$2.13
August 17 and 26, 2020	4,873,434[5]	$2.05	$3.10
September 29, 2020	239,500	$2.05	$3.90
1 [****]–Confidential Treatment Requested by ThredUp Inc.
2 [****]–Confidential Treatment Requested by ThredUp Inc.
3 [****]–Confidential Treatment Requested by ThredUp Inc.
4 These shares are related to the option repricing described in the Registration Statement, whereby the Company repriced certain outstanding stock options held by active service providers with exercise prices above the fair market value of the Company’s common stock as of March 31, 2020, such that eligible options with an exercise price above $2.05 per share were amended to reduce such exercise price to $2.05.
5 15,000 of these shares are related to the option repricing discussed in footnote 4.

Securities and Exchange Commission March 11, 2021 Page 3	CONFIDENTIAL TREATMENT REQUESTED BY THREDUP INC.

January 22, 2021	599,291	$6.54	*[6]
February 16, 2021	324,000	$6.54	*[7]
As described in the section titled “Stock-Based Compensation” on page 108 of the Registration Statement, the fair value of the Company’s common stock has historically been determined by the Board. Given the absence of a public trading market for the Company’s common stock, and in accordance with the American Institute of Certified Public Accountants Accounting and Valuation Guide: Valuation of Privately-Held Company Equity Securities Issued as Compensation (the “AICPA Practice Guide”), the Board exercised reasonable judgment and considered a number of objective and subjective factors to determine the best estimate of the fair value of the Company’s common stock, including contemporaneous third-party valuations of its common stock (each, a “Valuation Report,” and collectively, the “Valuation Reports”).
For financial reporting purposes, as further described below, the Company retrospectively assessed the fair value used for computing stock-based compensation expense for equity grants after considering the fair value reflected on the relevant Valuation Report and other facts and circumstances on the date of grant.
Summary of Valuation Reports
March 31, 2020
As of March 31, 2020, the Board determined the fair market value of the Company’s common stock to be $2.05 per share, based on several factors, including a Valuation Report valuing the Company’s common stock as of March 31, 2020 (the “March Valuation Report”). The March Valuation Report used the market approach valuation method and allocated the equity value to each class of equity securities outstanding using the option pricing method (“OPM”), which is based on a Black-Scholes option pricing model. The market approach involved a guideline public company (“GPC”) analysis, which was based on a peer group of companies similar in industry and/or business model to the Company. This methodology uses these guideline companies to develop relevant market multiples and ratios, using metrics such as revenue, earnings before interest and taxes (EBIT), earnings before interest, taxes, depreciation and amortization (EBITDA), net income and/or tangible book value. These multiples and values are then applied to the Company’s corresponding financial metrics.
Based on (1) the market approach of the estimated business enterprise value of the Company, with a guideline public company multiple of 1.5 of the Company’s next twelve months revenue forecast, approximating mid-range, (2) using the option pricing model to allocate the equity value to the common stock shares and (3) applying a discount for lack of marketability (“DLOM”) of 25%, the Board concluded that the estimated common stock per share value was $2.05.
December 10, 2020
As of December 10, 2020, the Board determined the fair market value of the Company’s common stock to be $6.54 per share, based on several factors, including a Valuation Report valuing the Company’s common stock as of December 10, 2020 (the “December Valuation Report”). The December Valuation Report used a combination of the market approach (as described above) and probability weighted expected return method (“PWERM”) for an IPO scenario.
6 The Company is in the process of reassessing the common stock fair value for financial reporting purposes for grants after December 31, 2020.
7 The Company is in the process of reassessing the common stock fair value for financial reporting purposes for grants after December 31, 2020.

Securities and Exchange Commission March 11, 2021 Page 4	CONFIDENTIAL TREATMENT REQUESTED BY THREDUP INC.
The market approach involved the performance of a guideline public company analysis, similar to the March 31, 2020 valuation discussed above. Based on the Company’s historical growth, projected growth, size and profitability, a revenue multiple approximating mid-range was selected for estimating the Company’s business enterprise value. The December Valuation Report used a GPC revenue multiple of 3.2 for the Company’s last twelve month revenue and a revenue multiple of 2.6 for Company’s the next twelve month revenue at a 50/50 weighting. After allocating the equity value to the common stock shares using the option pricing model and applying a DLOM of 23%, the Company concluded that the estimated common stock per share value using the market approach was $4.26.
The PWERM scenario used an anticipated IPO date of June 2021 and incorporated the value indications provided to management by the Company’s investment bankers. The median of the considerations were averaged to estimate the Company’s pre-money equity value at the time of IPO and the resulting common stock per share value was discounted to present value using a venture capital required rate of return of 20%. The per share value of the common stock of $8.83 in the PWERM scenario is based upon the probability-weighted present value of expected future equity value, under each of the future event scenarios, as well as the rights and preferences of each share class and a DLOM of 11%. Based on management’s expectation for the likelihood of an IPO as of the valuation date, the Board weighted the going concern scenario and the PWERM scenario 50/50 resulting in an estimated common stock per share value as of December 10, 2020 of $6.54.
Determination of Common Stock Values used for Financial Reporting for Option Grants or Repricings in May, August and September 2020
In May, August and September 2020, the Company granted options to purchase a total of 5,752,934 shares of common stock at an exercise price of $2.05 per share. Additionally, in May 2020, the Company amended existing options to purchase a total of 13,312,076 shares of its common stock to reduce the exercise price to $2.05. The Board determined the estimated fair value of the common stock at the time of the grants was $2.05 per share based on a number of factors, including the March Valuation Report.
During 2020, several events took place that impacted the equity valuation and the approach used to value the Company’s equity:
•In December 2019, a novel strain of coronavirus was first identified, and in March 2020, the World Health Organization categorized COVID-19 as a pandemic. The market declined from mid-February to mid-March in response to the rise of the global COVID-19 pandemic. In the first quarter of 2020, the Company temporarily reduced marketing spend to take time to better understand the impact of COVID-19 on consumer demand.
•On April 1, 2020 the Company implemented a 20% furlough for corporate employees and a 60-day voluntary furlough for distribution center workers.
•Beginning in the second quarter of 2020, the Company chose to strategically increase discounts and incentives to encourage their existing buyer base to shop with them, as consumers generally prioritize value in times of economic uncertainty. This increase negatively impacted the year-over-year revenue growth in the second, third and fourth quarters of 2020, as discounts and incentives remained at elevated levels relative to pre-pandemic levels.
•The number of unprocessed Clean Out Kits increased in the second quarter of 2020 as a result of increased inbound bags and challenges in processing and, as a result, revenue growth decelerated. In the third quarter of 2020, the number of unprocessed Clean Out Kits increased further and revenue growth further decelerated.

Securities and Exchange Commission March 11, 2021 Page 5	CONFIDENTIAL TREATMENT REQUESTED BY THREDUP INC.
•On October 16, 2020, the Company confidentially submitted its Draft Registration Statement on Form S-1 to the Commission.
•Revenue continued to decelerate in the fourth quarter.
Despite the uncertain and volatile state of the public markets, the Company continued to move forward with its IPO plans. This approach was reflected in the use of a hybrid of the PWERM and the OPM in the December Valuation Report as discussed above.
Given the above developments, for its May, August and September 2020 option grants and repricing, the Company retrospectively assessed the fair market value of its common stock for financial reporting purposes. The estimated fair value at each grant date incorporates updates to the business enterprise value resulting from changes in the Company’s last twelve months’ and next twelve months’ revenue forecasts since the March 31, 2020 valuation date and those of guideline public companies as of each of the grant dates. Additionally, the September assessment of fair market value of common stock for financial reporting purposes included a 10% weighting for the IPO scenario given the continued progress towards the IPO and the anticipated confidential submission of a Draft Registration Statement to the SEC on October 16, 2020. The Company recorded additional stock-based compensation expense in 2020 as a result of the reassessment of the grant date fair value of its options granted or repriced in May, August and September 2020, reflecting fair values per share for financial reporting purposes of $2.13, $3.10 and $3.90 respectively.
Determination of Common Stock Values used for Financial Reporting for Option Grants in January and February 2021
The Company granted additional stock options in January and February 2021 to purchase a total of 923,291 shares of common stock at an exercise price of $6.54 per share. The Board determined the estimated fair value of the common stock at the time of the grants was $6.54 per share based on a number of factors, including the December Valuation Report by an independent third party. The Board determined the fair value at the time of issuance to grant those options based on available information. The Company plans to reconsider the fair value of such shares for purposes of determining stock-based compensation for those shares based on subsequent information, including discussions as part of the IPO process. The reconsideration of the fair value for those shares pursuant to option grants after December 2020 may result in additional stock-based compensation expense recorded in the quarter ended March 31, 2021.
Analysis of Differences Between the December 2020 common stock fair value and Preliminary Midpoint Price
As noted above, the Preliminary Price Range is between $[****]8 to $[****]9 per share of Class A common stock. The Preliminary Price Range was determined based, in part, on discussions among the management of the Company, the Pricing Committee of the Board, and the Lead Underwriters. In addition, the Preliminary Price Range was derived using a combination of valuation methodologies that differ from that used by the Board and the Valuation Reports. The valuation methodologies considered in deriving the Preliminary Price Range included the valuations of publicly traded companies across a range of metrics, with a primary focus on revenue and gross merchandise value of the goods transacted on such companies’ platforms.
8 [****]–Confidential Treatment Requested by ThredUp Inc.
9 [****]–Confidential Treatment Requested by ThredUp Inc.

Securities and Exchange Commission March 11, 2021 Page 6	CONFIDENTIAL TREATMENT REQUESTED BY THREDUP INC.
The Company believes the principal factors that contributed to the $[****]10 per share difference between $[****]11, the Preliminary Midpoint Price, and $6.54, the per share fair value of the Company’s Class A common stock per its December Valuation Report, were as follows:
•The Board made its determinations of fair value of the Company’s common stock as of the grant dates listed above, based on the information available as of such dates, taking into account, among other factors, the uncertainty and volatility created by the COVID-19 pandemic, including its impact on the global economy and its impact on the Company and the Company’s business.
•The Preliminary Price Range took into account the recent performance and valuations of public companies that the Lead Underwriters expect will be viewed by investors as comparable to the Company.
•The Preliminary Price Range took into account the fact that a number of technology companies have either completed or made public filings for their initial public offerings, suggesting a favorable market for companies that are similar to the Company in executing and completing initial public offerings. Further, the valuations for recent technology company initial public offerings have increased dramatically compared to those earlier in 2020, due in part to the favorable market conditions and strong revenue growth.
•The Company has taken several additional steps towards the completion of an IPO, including holding “testing the waters” meetings, at which the Company received feedback from potential investors, engaging additional underwriters, and publicly filing the Registration Statement with the Commission.
•The Preliminary Price Range represents a future price for shares of the Company’s Class A common stock that, if issued in the IPO, will be immediately freely tradable in a public market, whereas the estimated fair value of the Company’s common stock as of the grant dates described above appropriately represents a contemporaneous estimate of the fair value of shares that were then illiquid and might never become liquid, and as such, were adjusted for a discount due to lack of marketability.
•Unlike the valuation methodologies used in the December Valuation Report, the Preliminary Price Range does not take into account the probability of alternative outcomes that could yield lower valuations, such as the Company remaining as a private, stand-alone entity. Therefore, the Preliminary Price Range effectively weights a near-term IPO outcome at 100%. In contrast, the December Valuation Report weighted the probability of an IPO at 50% because the probability of consummating a successful IPO was far from certain at that time, in light of (i) the uncertainty in the capital markets as a result of the COVID-19 pandemic and the United States presidential election and inauguration and (ii) the impact of the COVID-19 pandemic on the Company’s business.
•The holders of the Company’s preferred stock currently enjoy substantial economic rights and preferences over the holders of its common stock. The Preliminary Price Range assumes the conversion of all of the Company’s convertible preferred stock upon the completion of its IPO. The corresponding elimination of the preferences and rights enjoyed by the holders of such preferred stock results in a higher valuation of the Company’s common stock, which is reflected in the Preliminary Price Range.
10 [****]–Confidential Treatment Requested by ThredUp Inc.
11 [****]–Confidential Treatment Requested by ThredUp Inc.

Securities and Exchange Commission March 11, 2021 Page 7	CONFIDENTIAL TREATMENT REQUESTED BY THREDUP INC.
Conclusion
The Company believes it has fully complied with all applicable rules and regulations for the determination of fair value, including the best practices outlined in the American Institute of Certified Public Accountants Practice Guide, Valuation of Privately-Held-Company Equity Securities Issued as Compensation.
The Company advises the Staff that the Company intends to use the midpoint of the IPO price range disclosed on the cover of the Company’s preliminary prospectus to value for accounting purposes any additional stock option or RSU grants granted after the Preliminary Price Range date until the time that there is a public market for its common stock.
The Company believes that the fair values determined by the Board for the common stock underlying each option grant are appropriate and demonstrate the diligent efforts of the Board to consider all relevant factors in determining fair value at each valuation date.
*****

Securities and Exchange Commission March 11, 2021 Page 8	CONFIDENTIAL TREATMENT REQUESTED BY THREDUP INC.
If you require any additional information on the matters contained in this letter, or if we can provide you with any other information that will facilitate your review, please advise us at your earliest convenience. You may reach me at (650) 752-3226 or bweber@goodwinlaw.com.

Sincerely,

Goodwin Procter LLP

/s/ Bradley Weber
Bradley Weber

cc:          James Reinhart, ThredUp Inc.
Sean Sobers, ThredUp Inc.
Alon Rotem, ThredUp Inc.
Erica Kassman, Goodwin Procter LLP
Rezwan Pavri, Wilson Sonsini Goodrich & Rosati, P.C.
Andrew Hill, Wilson Sonsini Goodrich & Rosati, P.C.
Cathy Doxsee, Wilson Sonsini Goodrich & Rosati, P.C.
Rebecca Smith, KPMG LLP